Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Tufin Software Technologies Ltd. (the “Company”) will be held at 06:00 p.m., Israel time, on July 15, 2021, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, for the following purposes:

1.	Approval of the re-election of each of Mr. Ohad Finkelstein and Mr. Brian Gumbel as a director of the Company to hold office until the close of the Company’s annual general meeting to be held in 2024;

2.	Approval of a grant of restricted share units to the Company’s executive directors;

3.	Approval of an amendment to the Company’s Compensation Policy for Executive Officers and Board Members; and

4.
Approval and ratification of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The affirmative vote of the holders of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of Proposal Nos. 1, 2 and 4.  The approval of Proposal No. 3 requires the affirmative vote of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions); provided, that: (i) such majority vote at the Meeting includes a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and do not have a personal interest in the approval of the Proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

As part of the special majority vote described above, you must state whether or not you are a controlling shareholder or have a personal interest in the approval of the Proposal. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal No. 3.

Only shareholders of record at the close of business on June 14, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders (this “Notice”) and accompanying proxy statement (“Proxy Statement”), please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about June 15, 2021, to all shareholders entitled to vote at the Meeting. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website at www.tufin.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. local Israel time on July 14, 2021, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than 8:00 a.m., Israel time, on July 15, 2021. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other nominee, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your shares.

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting. Position statements must be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than July 5, 2021. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

The information and details provided on the Proxy Statement are incorporated by reference into this Notice. Therefore, this Notice should be read in conjunction with the information provided in the Proxy Statement.

By Order of the Board of Directors,

Reuven Kitov
Chief Executive Officer and Chairman of the Board of Directors

Tel-Aviv, Israel
June 9, 2021